December 18, 2018

Brent Willson
President and Chief Executive Officer
NeoVolta Inc.
7660-H Fay Avenue #359
La Jolla, CA 92037

       Re: NeoVolta Inc.
           Amendment No. 1 to
           Draft Offering Statement on Form 1-A
           Submitted December 7, 2018
           CIK No. 0001748137

Dear Mr. Willson:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A Amended December 7, 2018

NeoVolta NV14, page 17

1. We note your revisions in response to prior comment 6. Please further revise to clarify how discharing your product's batteries rather than sending excess power to the grid will help customers to consume "electricity at the lowest rates possible." Also, if your product will only recharge its batteries during daylight, ensure your disclosure clearly states this and discusses any limitations when compared with competing technologies. Governmental Regulation, page 22

2. Please expand your revisions in response to prior comment 7 to clarify whether your product as assembled must be compliant with Underwriters Laboratories standards and if so, whether that has been achieved. Also, please expand your disclosure in this section to
 Brent Willson
NeoVolta Inc.
December 18, 2018
Page 2
      clarify what additional steps must be taken to obtain the certifications needed to sell your product and how much capital will be required to obtain these certifications. For example, your disclosure should address the body or bodies to which you have applied for certifications and what obtaining certification from those entities means for your commercial prospects.
Rule 144, page 35

3.    We note your response to prior comment 9. Please expand to clarify how
Rule 144
      applies to potential future sales, particularly Rule 144(c)'s requirements related to publicly available information. Include in your response what information you intend to file after qualification of this Form 1-A. Also, we may have further comment when you provide the requested exhibits and disclosure discussed in prior comment 9's second sentence.
       You may contact Eric Atallah at 202-551-3663 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Geoff Kruczek, Senior Attorney, at
202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent Willson
                                                            Division of
Corporation Finance
Comapany NameNeoVolta Inc.
                                                            Office of
Electronics and Machinery
December 18, 2018 Page 2
cc:       Cavas S. Pavri, Esq.
FirstName LastName